			Exhibit 12(b)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,
	2013	2014	2015	2016	2017

Fixed charges, as defined:
Total Interest	$234,647	$253,455	$259,894	$273,283	$275,185
Interest applicable to rentals	5,445	5,238	5,534	4,041	5,649

Total fixed charges, as defined	240,092	258,693	265,428	277,324	280,834

Preferred distributions, as defined (a)	12,638	12,672	9,325	—	—

Combined fixed charges and preferred distributions, as defined	$252,730	$271,365	$274,753	$277,324	$280,834

Earnings as defined:
Net Income	$414,126	$446,022	$446,639	$622,047	$316,347
Add:
Provision for income taxes:
Total income taxes	138,696	185,052	178,671	89,734	485,298
Fixed charges as above	240,092	258,693	265,428	277,324	280,834

Total earnings, as defined	$792,914	$889,767	$890,738	$989,105	$1,082,479

Ratio of earnings to fixed charges, as defined	3.30	3.44	3.36	3.57	3.85

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	3.14	3.28	3.24	3.57	3.85

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.